Exhibit 99.1

Kamada Announces Completion of Enrollment and Initial Interim Results from its Phase 1/2 Clinical Trial in Israel of its Plasma-Derived Hyperimmune Immunoglobulin (IgG) Product as a Potential Treatment for Coronavirus Disease (COVID-19)

●	The Phase 1/2 Open-Label, Single Arm, Multi-Center Clinical Trial is Testing Kamada’s Hyperimmune IgG Product in Hospitalized, Non-Ventilated COVID-19 Patients with Pneumonia
●	Symptoms Improvement Observed in 11 of the 12 Patients within 24 to 48 Hours of Treatment; All 11 Patients Subsequently Discharged from Hospital within a Median of 4.5 Days from Treatment
●	IgG Product Demonstrated Favorable Safety Profile to Date
●	Top-Line Results Expected to be Available by January of 2021
●	U.S. FDA Response on Submitted Pre-IND Information Package Expected Next Month; U.S. Clinical Development Anticipated to Commence in Early 2021

Rehovot, Israel, September 8, 2020 -- Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived biopharmaceutical company, today announced the completion of enrollment and initial interim results from its ongoing Phase 1/2 open-label, single-arm, multi-center clinical trial in Israel of the Company’s anti-SARS-CoV-2 plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19).

The trial is designed to assess the safety, pharmacokinetics, and pharmacodynamics of Kamada’s plasma-derived IgG product in hospitalized, non-ventilated COVID-19 patients with pneumonia. A total of 12 eligible patients (age 34-69) were enrolled in the trial and received the Company’s product at a single dose of 4 grams IgG within five to 10 days of initial symptoms. Patient follow-up will occur for 84 days.

To date, five of the 12 patients have completed 21-day post-treatment follow-up, two patients have completed 14-day post-treatment follow-up and the additional five patients have completed 7-day post-treatment follow-up. Symptoms improvement was observed in 11 of the 12 patients within 24 to 48 hours from treatment. All 11 patients were subsequently discharged from the hospital within a median hospital stay of 4.5 days from treatment.

The medical condition of one patient, who completed the 14-day post-treatment follow-up, deteriorated and this individual is currently on mechanical ventilation. One patient had a serious adverse event four days after treatment, which was categorized by the investigator as unrelated to the Company’s IgG product, that the patient received in the trial.

“The safety profile of our IgG product and symptoms improvement preliminarily demonstrated by these results are favorable and we plan to continue characterizing the virus neutralization activity of the product in order to calibrate the treatment dose,” said Dr. Naveh Tov, Kamada’s VP Clinical Development and Medical Director.

“We expect that these initial interim results, and the final trial results, to be available by January 2021, will support our clinical plan to advance our IgG product as a potential treatment for hospitalized COVID-19 patients,” said Amir London, Kamada’s Chief Executive Officer. “As a reminder, the FDA recently issued an Emergency Use Authorization for convalescent plasma as a potential treatment for COVID–19. Convalescent plasma plays an important role in the immediate and intermediate response to the disease. Plasma-derived IgG product, as developed by Kamada, is considered to have multiple advantages over convalescent plasma transfusion, such as standardized antibody levels, higher potency, extensive viral inactivation processing, the absence of a blood-type matching requirement, smaller infusion volumes, the ability to be produced in large quantities, an expected longer shelf life and preferred storage conditions,” concluded Mr. London.

The Phase 1/2 trial in Israel is being conducted as part of Kamada’s global collaboration with Kedrion Biopharma, established in April 2020, for the development, manufacturing, and distribution of a plasma-derived IgG product as a potential treatment for COVID-19. With Kedrion’s support, Kamada submitted a pre-Investigational New Drug (IND) information package to the U.S. FDA, with its proposed U.S clinical development plan, FDA’s response is expected next month.

About Kamada

Kamada Ltd. (“the Company”) is a commercial stage plasma-derived biopharmaceutical company focused on orphan indications, with an existing marketed product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived immune globulins. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other countries through local distributors. Pursuant to an agreement with Takeda the Company will continue to produce Glassia for Takeda through 2021 and Takeda is planning to initiate its own production of Glassia for the U.S. market in 2021 at which point Takeda will commence payment of royalties to the Company. The Company’s second leading product is KamRab®, a rabies immune globulin (Human) for post-exposure prophylaxis against rabies infection. KamRab is FDA approved and is being marketed in the U.S. under the brand name KEDRAB® through a strategic partnership with Kedrion S.p.A. In addition to Glassia and KEDRAB, the Company has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. The Company has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, the Company’s intravenous AAT is in development for other indications, such as GvHD and prevention of lung transplant rejection, and during 2020, the Company initiated the development of a plasma derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding 1) favorable top-line results of the ongoing Phase 1/2 open-label, single-arm, multi-center clinical trial in Israel of the Company’s hyperimmune IgG product as a potential treatment for COVID-19 based on the symptoms improvement within 24 to 48 hours of treatment and subsequent discharge from hospital within a median hospital stay of 4.5 days from treatment, both as seen in most patients; 2) belief that the Company’s IgG product has demonstrated favorable safety profile to date; 3) expectation that results from the ongoing phase 1/2 open-label, single-arm, multi-center clinical trial in Israel would be available by January of 2021; 4) expectation of obtaining U.S. FDA response on submitted Pre-IND package next month; 5) plans to continue characterizing the virus neutralization activity of the IgG product to be used to calibrate the treatment dose; 6) expectation that the results of the ongoing phase 1/2 open-label, single-arm, multi-center clinical trial in Israel will support the clinical plan to advance the Company’s IgG product as a potential treatment for hospitalized COVID-19 patients with pneumonia; and 7) statements that a plasma-derived IgG product, as developed by Kamada, has multiple advantages over convalescent plasma transfusion; .. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, including its effect and duration, availability of sufficient raw materials required to continue manufacturing of the plasma-derived hyperimmune IgG product for COVID-19, competition from other products for the treatment of COVID-19 patients; ability to conduct clinical trials in light of restrictions during COVID-19, ability to obtain regulatory approval for a clinical trials of the plasma-derived immunoglobulin IgG product for COVID-19, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com